EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share amounts)

	Three Months Ended June 30, 2008	Nine Months Ended June 30, 2008
Net Income	$1,438	$4,104
Weighted average common shares outstanding for computation of basic EPS	12,881	12,917
Dilutive common-equivalent shares	1	4
Weighted average common shares for computation of diluted EPS	12,882	12,921

Earnings per common share:
Basic	$0.11	$0.32
Diluted	$0.11	$0.32

	Three Months Ended June 30, 2007	Nine Months Ended June 30, 2007
Net income	$1,210	$2,581
Weighted average common shares outstanding for computation of basic EPS	13,057	13,018
Dilutive common-equivalent shares	130	130
Weighted average common shares for computation of diluted EPS	13,187	13,148

Earnings per common share:
Basic	$0.09	$0.20
Diluted	$0.09	$0.20